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SECU   ‖‖‖‖‖‖‖‖‖‖   IMISSION
06008103   C

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AFSG Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
_____
                (No. and Street)
St. Petersburg, Florida 33716
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Sterlacci   (727) 299-1964
                                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
                          (Name – of individual, state last, first, middle name)
801 Grand Avenue, Suite 3000 Des Moines, Iowa 50309
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐Public Accountant
    ☐Accountant not resident in United States or any of its possessions.

MAR 0 1 2006
152

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0601-0700755



Oath or Affirmation

I, Linda Gilmer, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AFSG Securities Corporation, as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda Gilmer
Controller

Kathleen M. O'Donnell
Notary Public

KATHLEEN M. O'DONNELL
COMMISSION NO. 141734
MY COMMISSION EXPIRES
11-26-2007

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Income (Loss)
(X) (d) Statement of Changes in Financial Condition
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

0601-0700755

AFSG Securities Corporation

Financial Statements
and Supplemental Information

Years Ended December 31, 2005 and 2004

Contents

≡|| ERNST & YOUNG

⬚ **Ernst & Young** LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

⬚ Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
AFSG Securities Corporation

We have audited the accompanying statements of financial condition of AFSG Securities Corporation as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFSG Securities Corporation at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 3, 2006

AFSG Securities Corporation

Statements of Financial Condition

	December 31,	
	2005	**2004**
Assets		
Cash and cash equivalents	**$ 6,245,369**	$ 9,873,831
Receivables – wire orders – other broker dealers	**9,726,448**	5,305,348
Distribution fees receivable	**6,110,563**	510,488
Receivables from affiliate	**7,893**	8,903
Deferred sales costs, less accumulated amortization of $11,853,524 and $7,858,857	**78,640**	4,073,307
Receivable under tax allocation agreement	**584,270**	338,698
Deferred income taxes asset	**391**	652
Prepaid expenses and other assets	**363,910**	6,389
Total assets	**$23,117,484**	$20,117,616
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and other accrued expenses:		
Accrued expenses	**$ 4,543,679**	$ 668,683
Wire orders – other broker dealers	**9,726,448**	5,305,348
Total liabilities	**14,270,127**	5,974,031
Stockholder's equity:		
Common stock, par value $1.00, authorized, issued and outstanding 10,000 shares	**10,000**	10,000
Additional paid-in-capital	**5,846,507**	5,846,507
Retained earnings	**2,990,850**	8,287,078
Total stockholder's equity	**8,847,357**	14,143,585
Total liabilities and stockholder's equity	**$23,117,484**	$20,117,616

See accompanying notes.

AFSG Securities Corporation

Statements of Income

| | Year Ended December 31, | |
	2005	2004
Revenues:		
Commission income from affiliates	$270,613,168	$234,048,267
Distribution fees	77,233,243	59,358,011
Sales of rights to future 12b-1 fees and contingent deferred sales charges	8,247,248	14,459,568
Administrative service fee from affiliates	3,050,741	—
Interest income	270,448	48,764
Other income	—	1,767
Total revenues	359,414,848	307,916,377
Expenses:		
Commissions	346,723,455	301,621,753
Operating	3,516,976	160,874
Sales and marketing	1,731,012	405,797
Interest expense	8,089	4,230
Total expenses	351,979,532	302,192,654
Income before income taxes	7,435,316	5,723,723
Income tax expense:		
Current	2,731,283	2,061,344
Deferred	261	6,662
	2,731,544	2,068,006
Net income	$ 4,703,772	$ 3,655,717

See accompanying notes.

AFSG Securities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2004	$10,000	$5,846,507	$ 4,631,361	$10,487,868
Net income	–	–	3,655,717	3,655,717
Balance at December 31, 2004	10,000	5,846,507	8,287,078	14,143,585
Net income	–	–	4,703,772	4,703,772
Dividend paid to parent	–	–	(10,000,000)	(10,000,000)
Balance at December 31, 2005	$10,000	$5,846,507	$ 2,990,850	$ 8,847,357

See accompanying notes.

AFSG Securities Corporation

Statements of Cash Flows

	Year Ended December 31,	
	2005	2004
Operating activities		
Net income	**$ 4,703,772**	$3,655,717
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense	**261**	6,662
Sales costs deferred	**–**	(2,493,108)
Amortization of deferred sales costs	**3,994,667**	5,715,652
Changes in operating assets and liabilities:		
Receivables – wire orders – other broker dealers	**(4,421,100)**	5,707,793
Distribution fees receivable	**(5,600,075)**	(510,488)
Prepaid expenses and other assets	**(357,521)**	40,064
Accounts payable and other accrued expenses	**8,296,096**	(5,080,795)
Change in receivable/payable from/to affiliate	**1,010**	(267,107)
Change in receivable/payable under tax allocation agreement	**(245,572)**	(528,320)
Net cash provided by operating activities	**6,371,538**	6,246,070
Financing activities		
Dividends paid to parent	**(10,000,000)**	–
Net cash used in financing activities	**(10,000,000)**	–
Net (decrease) increase in cash and cash equivalents	**(3,628,462)**	6,246,070
Cash and cash equivalents at beginning of year	**9,873,831**	3,627,761
Cash and cash equivalents at end of year	**$ 6,245,369**	$9,873,831
Cash paid in during the year for:		
Income taxes	**$ 2,976,855**	$2,589,664

See accompanying notes.

AFSG Securities Corporation

Notes to Financial Statements

December 31, 2005

1. Principal Activities and Significant Accounting Policies

Organization

AFSG Securities Corporation (the Company) is a wholly owned subsidiary of Commonwealth General Corporation (CGC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 whose principal business activity is the sale of variable annuity contracts issued by affiliated insurance companies. The Company also acts as the principal underwriter for the Transamerica IDEX Mutual Funds (IDEX), the Transamerica Premier Funds (Premier) and the AEGON/Transamerica Series Trust (ATST) sponsored by affiliates.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Sales Costs

Certain costs that are directly related to the sales of mutual funds are deferred and amortized over the period in which related revenues are recognized.

Commissions

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance companies. Commission expense on sales of variable annuity contracts is paid on behalf of the Company by an affiliate.

1. Principal Activities and Significant Accounting Policies (continued)

Sales commissions earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commissions on mutual fund 12b-1 fees are recognized as such fees are earned.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation.

2. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income taxes consists of the following:

| | Year Ended December 31 | |
	2005	2004
Federal	$2,592,036	$1,968,531
State	139,508	99,475
	$2,731,544	$2,068,006

Deferred income taxes arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Net deferred income taxes are comprised entirely of gross deferred income tax assets at December 31, 2005 and 2004, respectively.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes primarily due to state income taxes.

3. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of life insurance, annuities and other investment related activities. During 2005, the Company entered into a shared services agreement with certain affiliates, under which the cost of these shared services are charged to the Company. A total of $3,050,741 in shared expenses was charged to the Company during 2005. In addition, these affiliates paid an administrative fee to AFSG in the amount of $3,050,741. During 2004, a substantial portion of the Company's operating expenses were absorbed by affiliates as no allocation of shared expenses was done.

In conjunction with the Company becoming the principal underwriter for the IDEX Funds during 2001, the Company entered into an agreement with Money Services, Inc. (MSI), a related party and an indirect wholly owned subsidiary of AEGON N.V., to sell the future rights to 12b-1 distribution fees and the contingent deferred sales charges to MSI. The sales price is based on the amount of the deferred sales costs and, accordingly, there is no gain or loss on the transaction. The proceeds from such sales and the related commission expense were $8,247,248 and $14,459,568 during 2005 and 2004, respectively. During the term of the agreement, MSI shall at no time sell or pledge the 12b-1 fees to the Company. The management of AEGON N.V.'s U.S. operations has expressed its intent to uphold the terms of this agreement and, accordingly, not permit MSI or any other affiliate to have any recourse against the Company related to such sale.

During 2005, the Company entered into a wholesaling agreement with Transamerica Capital, Inc. (TCI), a wholly owned subsidiary of AUSA. Under this agreement, the Company paid TCI $1,355,690 during 2005 for wholesaling services related to IDEX.

During 2005, the Company paid a cash dividend of $10,000,000 to Commonwealth General. No dividends were paid during 2004.

Payables to and receivables from affiliates bear interest at the 30 day commercial paper rate. During 2005 and 2004 the Company paid net interest of $5,822 and $4,230, respectively.

4. Net Capital Requirement

The Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net

4. Net Capital Requirement (continued)

capital" or (b) its "net capital" is less than a minimum amount as those terms are defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $2,157,865 which was $1,757,689 in excess of its required net capital of $400,176. The Company's ratio of aggregate indebtedness to net capital was 2.78 to 1. Various other regulatory agencies may impose additional capital requirements. The Company is exempt from maintaining a special reserve bank account under rule 15c3-3(k)(1).

Supplemental Information

AFSG Securities Corporation

Computation of Net Capital – Part IIA

December 31, 2005

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition $8,847,357
2. Deduct ownership equity not allowable for Net Capital –
3. Total ownership equity qualified for Net Capital 8,847,357
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital –
   B. Other (deductions) or allowable credits –
5. Total capital and allowable subordinated liabilities 8,847,357
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition: $6,689,492
   B. Secured demand note deficiency –
   C. Commodity futures contracts and spot commodities – proprietary capital charges –
   D. Other deductions and/or charges – excess insurance deductible – 6,689,492
7. Other additions and/or allowable credits –
8. Net capital before haircuts on securities positions 2,157,865

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where
applicable, pursuant to 15c3-1 (f)]:

A. Contractual securities commitments	$ –
B. Subordinated securities borrowings	–
C. Trading and investment securities:	
1. Exempted securities	–
2. Debt securities	–
3. Options	–
4. Other securities	–
D. Undue concentration	–
E. Other	– –
10. Net Capital	$2,157,865

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 400,176
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	5,000
13. Net capital requirement (greater of line 11 or 12)	400,176
14. Excess net capital (line 10 less 13)	1,757,689
15. Excess net capital at 1000% (line 10 less 10% of line 19)	1,557,600

AFSG Securities Corporation

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial
Condition $6,002,646

17. Add:
    A. Drafts for immediate credit –
    B. Market value of securities borrowed for which no
       equivalent value is paid or credited –
    C. Other unrecorded amounts – –

19. Total aggregate indebtedness $6,002,646

20. Percentage of aggregate indebtedness to net capital
    (line 19 ÷ by line 10) 278%

21. Percentage of debt to debt-equity total computed in
    accordance with Rule 15c3-1 (d) N/A

AFSG Securities Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2005

Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3:

Exemptive Provision

25.   If an exemption from Rule 15c3-3 is claimed, mark the
appropriate rule with an "X":
- A. (k)(1) – Limited business (mutual funds and/or
  variable annuities only)   **X**
- B. (k)(2)(i) – "Special Account for Exclusive
  Benefit of Customers" maintained   _____
- C. (k)(2)(ii) – All customer transactions cleared through
  another broker-dealer on a fully disclosed basis.
  Name of clearing firm _____.   _____
- D. (k)(3) – Exempted by order of the Commission   _____

AFSG Securities Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2005

There were no differences between the computation of net capital under rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as submitted to the National Association of Securities Dealers, Inc.

▣ Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

▢ Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
AFSG Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of AFSG Securities Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 3, 2006